FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, March 6, 2003

Press release

2002 RESULTS:

Strong operating performance

Strong operating performance in challenging times :

•	5.7% organic revenue growth, 3.3% organic growth in EBITDA
•	5.8% increase in cash flow on a constant exchange rate and structural basis

Solid balance sheet:

•	EUR 2 billion reduction in net debt (-7.2%)
•	Net cash and cash equivalents of EUR 7.1 billion, plus EUR 2.7 billion in non-strategic liquid assets

Exceptional impact of external factors, leading to equity write downs:

•	Net loss for the year: EUR 863 million
•	Net exceptional losses of EUR 1,733 million

Net dividend recommended to the Annual General Shareholders’ Meeting: EUR 0.71 (+0.355 for tax credit) per share. Dividend payment date May 2, 2003.

The Board of Directors meeting March 5, 2003, chaired by Gérard Mestrallet, approved the results for financial year ended December 31, 2002; to be submitted for approval by the Annual General Shareholders Meeting April 25, 2003.

•	Revenues* organic growth (on a constant structural, accounting method, and excluding natural gas price variations)	40,218	M€	+ 4.5 + 5.7	% %

•	Gross operating income (EBITDA) organic growth	7,254	M€	- 4.1 + 3.3	% %

•	Net current income, Group share of businesses excluding Argentina	1,135	M€	- 1.7 + 4.9	% %

•	Net exceptional loss, Group share	(1,733	)M€

•	Net loss	(863	)M€

•	Cash flow organic growth	4,857	M€	+ 0.8 + 5.8	% %

•	Net debt	26,006	M€	-7.2%

* Excluding energy trading

Commenting these results, SUEZ Chairman and C.E.O. Gérard Mestrallet summarized the Board’s opinion:

“In a particularly challenging world economic environment, SUEZ has proved the Group’s solid operating performance and confirms the strength of its positions. This past year saw the first fruits of the Group’s debt reduction program.

“Our priorities for 2003-2004 are clear: improve and protect the Group’s profitability, strengthen its financial soundness .We are actively implementing the action plan announced January 9.”

(1) Revenues: sustained acitvity, with organic growth 5.7%

SUEZ revenues*, increased by 4.5%. This trend was based on sustained organic growth (up 5.7%), which during the second half benefited in particular from the growing importance of the Puerto Rican contract (+ EUR 241 million). Revenues generated in Europe and in North America increased by 8% and represent 89% of the total. The commercial drive of SUEZ’s Energy and Environment activities is reflected in this revenue growth.

Revenues were negatively impacted, by foreign currency fluctuations for a total of EUR 1,526 million, resulting from the Argentine peso devaluation (- EUR 834 million), depreciations of the Brazilian real (- EUR 305 million) and the U.S. dollar (- EUR 267 million), and the 1.5% fall in natural gas prices (-EUR 643 million) with but a limited impact on operating margins.

Revenue growth arising from acquisitions came to EUR 1,698 million (+ 4%), and corresponds to Group acquisitions in 2001and 2002.

*	excluding energy trading

(2) Energy and Environment: Resilient EBITDA

EBITDA (Gross operating income) came to EUR 7,254 million, with organic growth of 3.3%, but with an overall contraction of 4.1% on an actual exchange rate and structural basis.

EBITDA for Energy was EUR 4,125 million, representing organic growth of 1.4%. This rise is based mainly on an increase in the Electricity & Gas International (EGI) EBITDA which jumped 21.6%, offsetting the lower contribution of Electricity & Gas Europe (EGE) which suffered from rate reductions carried out in Belgium in conjunction with deregulation.

EBITDA for Environment was EUR 2,916 million, with an organic growth rate of 2.8%. EBITDA for Environment Local Services (SELS) was EUR 2,380 million, for an organic growth of 2.2%, sustained by Ondeo Degrémont’s strong advance and satisfactory performances in France of Lyonnaise des Eaux and SITA. EBITDA for Environment Industrial Services (SEIS) amounted to EUR 536 million, with organic growth of 5.2%, supported by Ondeo Nalco’s 6.7% organic growth rate.

(3) Improved financial income

Financial income for 2002 (- EUR 976 million) showed a clear improvement over the 2001 figure (- EUR 1,258 million). This progress is explained by the growth in dividends from unconsolidated companies (Fortis increased by EUR 119 million), and reduced interest expense (down EUR 260 million) under the combined effect of lower interest rates and a reduced level of debt starting in the second half of 2002.

(4) Net loss resulting from exceptional items

Net current income, Group share, for the business lines was EUR 1,135 million (-1.7%). Excluding Argentina the increase was 4.9%. The Group’s net current income figure came to EUR 870 million, mainly taking into account the Fortis deconsolidation, the drop in cable income (Noos) and private equity activity and a less fiscal integration with headquarters.

Net exceptional loss, Group share, impacted by the stock market and Argentine crises, came to EUR 1,733 million. This result includes EUR 500 million for the Argentine subsidiaries, impairment of listed assets for a loss of EUR 795 million, writedowns in the value of unlisted assets (EUR 564 million), and provisions for cessation of or withdrawal from certain activities (EUR 244 million). Also included are capital gains from disposals for EUR 937 million.

Hard hit by these exceptional items, the Group recorded a net loss of EUR 863 million for 2002.

(5) Net debt now below the year-end 2000 level

Net debt decreased by EUR 2 billion in relation to 2001, down 7.2%. At December 31, 2002, net debt came to EUR 26 billion, below the year-end 2000 figure (EUR 26.4 billion).

The decline in net debt and improved cash flow has led to a lowering of the ratio of net debt to cash flow from 5.9 to 5.3.

Cash flow was EUR 4.9 billion, with organic growth of 5.8% mainly illustrating the impact of lower financial expenses. Net tangible and intangible investments (capital expenditures) of businesses were down 5.3% to EUR 4.2 billion.

Free cash flow from the business lines came to EUR 2.9 billion, reflecting Group businesses’ financial balance. This performance was shared by every business line activity; Energy businesses generated a positive free cash flow figure of EUR 2 billion, with Environment generating EUR 0.9 billion.

At December 31, 2002, SUEZ had a net cash and cash equivalents position of EUR 7.1 billion, to which should be added EUR 2.7 billion in non-strategic liquid assets, and EUR 3.6 billion in confirmed, undrawn, and available credit lines. This position may be viewed in light of the Group’s maturing debt in 2003 of EUR 6.1 billion, hence a liquidity surplus of EUR 7.3 billion.

(6) Action Plan progress

Implementation of the 2003-2004 Action Plan announced January 9 is already underway.

The Executive Committee is in place and the staff responsibilities of the joint head office have been set.

Cost reduction measures already implemented have begun to bear fruit and will lead to savings of EUR 500 million in 2003 on a full-year, pre-tax basis, plus an additional EUR 100 million in 2004. A systematic review of cost reduction measures is already underway, with application planned for the second half of this year.

The asset disposal program’s objective is to concentrate efforts and financial resources on assets and activities which the Group will develop and optimize. Its three equal assessment criteria are net surplus liquidity, ROCE, and risk exposure. In this respect SUEZ recently announced the termination of the Manila and Atlanta contracts.

Disposals of non-strategic assets continue. On February 28, SUEZ announced it had sold its remaining investments in AXA and Vinci and had considerably reduced its Total Fina Elf investment.

(7) Dividend maintained

As a sign of its confidence in the Group’s perspectives, the Board of Directors decided to recommend to the April 25, 2003 Annual General Shareholders’ Meeting that the SUEZ dividend be maintained at its 2002 level, or EUR 0.71 which, with the French dividend tax credit, means a total dividend per share of EUR 1.065 euro. Dividend payment will be made May 2, 2003.

(8) Outlook

The Group’s priorities were reiterated at the January 9, 2003 presentation of the 2003-2004 Action Plan. They are to improve and protect profitability and strengthen the financial soundness.

SUEZ has substantial resources for sustainable growth in Energy and Environment, bolstered in particular by commercial breakthroughs achieved serving both industrial and local government customers.

In this context, SUEZ favors:

-	profitability growth;

-	organic development;

-	accelerated refocusing on Energy and Environment;

-	ongoing evaluations of the Energy and Environment business portfolios

-	emphasis on cost reduction programs;

-	reduce debt and exposure to developing countries

-	cash flow generated by business lines to finance all their investments

2003 will be a year of consolidation for SUEZ

(9) Business review by activity

ENERGY: Strong gross operating income

	2002			2001
(in EUR millions)	Revenues	Δ in %	EBITDA	Revenue	EBITDA
EGE	16,253	12.7%	2,375	14,424	2,600
EGI	3,732	-6.0%	1,203	3,970	1,135
SEI	9,562	19.8%	547	7,980	596

Total Energy	29,548	12.0%	4,125	26,374	4,331

Electricity & Gas Europe (EGE):

The EGE revenue uptrend (+12.7%) results mainly from the EUR 2 billion increase in energy trading revenues. Organic revenue growth was EUR 293 million (+2.8%), arising principally from electricity sales to industrial customers.

EBITDA fell EUR 225 million, EUR 58 million of which arose from changes in Group structure. The EUR 130 million (or 6.5%) decline in organic gross operating income resulted mainly from the Belgian rate reductions in conjunction with that market’s deregulation efforts (- EUR 130 million).

Electricity & Gas International (EGI) :

The EGI revenue downtrend (-6%) results from the combined effect of a EUR 366 million increase in organic growth (+ 9.2%), and the negative impacts (-EUR 529 million or -13%) of exchange rate fluctuations, natural gas price variations (-2.4%, down EUR 95 million). The organic growth came mainly from the startup of two new power stations in the United States (Red Hills, Mississippi and Ennis, Texas), from increased volumes in Asia, and good performance in Latin America. This latter region benefits from price supplements granted by Brazilian authorities in connection with energy rationing following that country’s 2001 drought and from the coming online of new production units.

EBITDA rose EUR 68 million despite the negative impact of exchange rate fluctuations (EUR 204 million) related to the Brazilian real, the Argentine peso, and the U.S. dollar. Organic growth came to EUR 245 million, an increase of 21.6%.

The Brazilian subsidiary played a significant organic growth role thanks to the favorable indexation of a portion of its contracts, the startup of the Cana Brava plant during the first half of 2002, the full year contribution of the Ita power plant which was put on stream in 2001, as well as the rationing products whose benefits were increased by the local regulatory authorities during the first half of 2002.

Moreover the Group has decided to stop in 2003 its “business line” pure trading especially taking into account the development of its direct sales to distributors and end customers.

Energy and Industry Services:

Revenues from Energy and Industry Services came to EUR 9.6 billion, an advance of 19.8%, part of which EUR 1.2 billion, accounting for a 14.7% increase, was due to changes in Group structure following the GTI, Axima Winterthur, Treg and Restiani acquisitions in 2001, together with the transfer of 50% of Novergie to SITA.

The various activities of this sector experienced contrasting trends in 2002:

•	The Services activity (TES) experienced sustained growth in revenues (+EUR 234 million or 6.5% in organic growth) as well as in EBITDA (+ EUR 54 million or + 15.3% in organic growth). This followed from Elyo’s development in maintenance management, facilities management, and industrial outsourcing, along with urban heating and cooling with the startup of the new Vitry cogeneration plant. This record was achieved despite losses to completion experienced by Asima on contracts in Germany.

•	The TIM installations maintenance activities recorded organic growth of some EUR 114 million (+2.9%), while its EBITDA suffered from a strained environment where its Dutch subsidiaries turned in weak performances.

•	Finally, Tractebel Engineering activity saw revenues increase by EUR 112 million (+24%) over 2001, while its gross operating income was down EUR 26 million due to losses on turnkey contracts for which provisions had already been established.

ENVIRONMENT: Strong gross operating income

	2002			2001
(in EUR millions)	Revenues	Δ	EBITDA	Revenues	EBITDA
SELS	12,939	4.8%	2,380	12,348	2,575
SEIS	2,959	(2.2)%	536	3,026	549
Total Environment	15,898	3.4%	2,916	15,374	3,124

Environment Local Services (SELS):

This business line generated revenues of EUR 12.9 billion, an increase of + 4.8% over 2001. Exchange rate fluctuations had a negative impact of EUR 822 million, EUR 643 million of which were related to the Argentine peso devaluation. Excluding this impact, revenues advanced + 10%. Changes in Group structure increased revenues by EUR 450 million, mainly related to industrial hazardous waste treatment activities (the buyout of Rhodia’s investment in Teris and Teris LLC). Revenues grew by 7.8% (+EUR 962 million) through organic growth, due to several factors: principally the Puerto Rico contract (+EUR 241 million) which started up July 1, 2002; sustained Waste Services activity (+EUR 228 million), largely in France, the U.K., Northern Europe, and hazardous industrial waste treatment), Water activities in Europe (+EUR 227 million), essentially in France and Spain); and finally Ondeo Degrémont (+EUR 105 million) which had activity sustained by major contracts in Egypt and the United Arab Emirates, the startup of Mexican BOT contracts, and new contracts obtained in France, Spain, and Italy. Organic growth for Water was 10.3% and for Waste Services 4.4%

EBITDA for the year was EUR 2.4 billion, down EUR 195 million or–7.6% in relation to 2001. This decline may be explained for the most part by negative exchange rate fluctuations (-EUR 333 million, EUR 273 million of which related to the Argentine peso). Changes in Group structure increased gross operating income by EUR 80 million. Organic growth was 2.2%, contributing EUR 58 million and was sustained by a strong Ondeo Degrémont advance and by operating improvements in France and the United Kingdom – both in Water and in Waste Services.

Environment Industrial Services (SEIS):

This business line is made up of two operating entities, Ondeo Nalco and Ondeo Industrial Services. They generated EUR 3 billion in revenues, down 2.2% versus 2001, mainly due to the U.S. dollar’s depreciation against the euro (exchange rate fluctuations reducing revenues by EUR 189 million). SEIS generated 1.9% organic growth in revenues.

SEIS’s EBITDA came to EUR 536 million, i.e. 2.4% down from 2001. Excluding the impact of changes in Group structure, gross operating income grew EUR 29 million (+5.2%), mainly from continued reductions in the cost of procurements at Ondeo Nalco, which were partially offset by OIS development costs.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contact for analysts:
Antoine Lenoir: +331 4006 6650	Frédéric Michelland: +331 4006 6635
Arnaud Erbin: +331 4006 6489

For Belgium:
Guy Dellicour: +322 507 0277

This release is also available on the web site: http://www.suez.com

BALANCE SHEET

(EUR billion)	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
ASSETS
FIXED ASSETS	56.99	63.71	61.76
CURRENT ASSETS	18.62	20.02	17.90
MARKETABLE SECURITIES AND CASH	8.54	5.75	5.84
TOTAL ASSETS	84.15	89.48	85.50

(EUR billion)	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
LIABILITIES
SHAREHOLDERS’ EQUITY GROUP SHARE	10.58	14.40	13.13
MINORITY INTERESTS	5.19	6.44	7.09

TOTAL SHARE HOLDERS’ EQUITY	15.77	20.84	20.22

SPECIAL CONCESSION ACCOUNTS	4.85	4.67	4.60
RESERVES FOR CONTINGENCIES AND LOSSES	10.21	9.44	9.92
FINANCIAL DEBTS	34.54	33.76	32.19
OTHER LIABILITIES	18.78	20.77	18.57

TOTAL LIABILITIES	84.15	89.48	85.50

STATEMENT OF INCOME

(EUR billion)	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
REVENUES	46.09	42,36	34.62
OPERATING INCOME	3.71	4.06	3.78
Financial income (loss)	(0.98)	(1.26)	(0.97)
Exceptional income (loss)	(1.78)	0.83	0.57
Income Tax	(0.66)	(0.72)	(0.66)
Share in income of companies accounted for under the equity method	0.05	0.33	0.51
Minority interests before amortization of goodwill	(0.85)	(0.78)	(0.98)
NET INCOME GROUP SHARE BEFORE GOODWILL AMORTIZATION	(0.51)	2.46	2.25
Goodwill amortization	0.35	0.38	0.33
NET INCOME GROUP SHARE	(0.86)	2.09	1.92

DILUTED EARNINGS PER SHARE	(0.85)	2.08	1.94

STATEMENT OF CASH FLOWS

(EUR billion)	2002	2001	2000
Gross cash flow	4.85	4.81	4.49
Change in working capital need	(0.03)	0.59	0.40
CASH FLOW FROM OPERATING ACTIVITIES	4.82	5.40	4.89
Tangible and intangible investments	(4.15)	(4.39)	(4.57)
Other net investments	0.95	0.06	(4.52)
CASH FLOW USED IN INVESTING ACTIVITIES	(3.20)	(4.33)	(9.09)
Dividends distributed	(1.65)	(1.57)	(1.39)
Change in debt	3.38	0.55	4.06
Other	(0.01)	0.13	0.46
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	1.72	(0.89)	3.13
Change in exchange rates, method and other	(0.36)	(0.01)	0.74
Cash at beginning of year	4.89	4.72	5.05
Total cash flow for the period	2.98	0.17	(0.33)
Cash at year end	7.87	4.89	4.72

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 6, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary